SECURITIES AND EXCHANGE COMMISSION

                                Washington, D. C.

                                   FORM U-3A-2

                          STATEMENT BY HOLDING COMPANY
                               CLAIMING EXEMPTION
                           UNDER RULE U-3A-2 FROM THE
                                PROVISIONS OF THE

                         PUBLIC UTILITY HOLDING COMPANY
                                   ACT OF 1935

                                    * * * * *
                                                                File No. 69-291

                         Texas-New Mexico Power Company
                                (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (Act), and submits the following information:

                  1.The name, state of organization, location and nature of business of claimant and every subsidiary thereof:

                                     State of        Location and Nature
      Name                          Organization         of Business
     ------                        --------------   --------------------
Texas-New Mexico Power Company         Texas        P.O. Box 2943
                                                    Fort Worth, TX  76113
                                                    Electric Utility/
                                                    Holding Company

Texas Generating Company               Texas        P.O. Box 2943
                                                    Fort Worth, TX  76113
                                                    Special purpose corporation

Texas Generating Company II            Texas        P.O. Box 2943
                                                    Fort Worth, TX  76113
                                                    Special purpose corporation

                  2. Following is a brief description of the properties of claimant and of each of its wholly owned public utility subsidiaries, Texas Generating Company (TGC) and Texas Generating Company II (TGC II), used for the generation, transmission and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines and distribution facilities including all such properties which are outside the State in which claimant and its subsidiaries are organized, and all transmission lines which deliver or receive electric energy at the borders of such States:

                  Texas-New Mexico Power Company (TNMP) serves approximately 228,000 customers in a total of 85 municipalities and adjacent rural areas. TNMP is a subsidiary of TNP Enterprises, Inc., a public utility holding company exempt under Section 3(a)(1) of the Act.

                  Within Texas, TNMP is a regulated public utility engaged in the generation, supply, transmission, distribution and sale of electric energy. TNMP has three operating regions throughout Texas. The largest municipalities within Texas served by TNMP are Texas City, Lewisville, and League City. The regions located in Texas are:

               - North Central Region. Electric transmission and distribution systems serving 56 communities in northeastern and central Texas. The region is based at Lewisville, Texas.

               -  Gulf Coast Region.  Electric  transmission  and  distribution
                  systems  serving 14 communities in southeastern Texas.    The
                  region is based at Texas City, Texas.

               - Mountain Region. Electric transmission and distribution system serves 6 communities in southwestern Texas and 9 communities in southern New Mexico. The Mountain region is based at Silver City, New Mexico. The largest municipalities within this region served by TNMP are Silver City, Alamogordo and Ruidoso, New Mexico, and Pecos, Texas.

                  TNMP and its subsidiaries own generating facilities located in Robertson County, Texas, which is in the central part of Texas. The generating facilities consist of two 150 MW, circulating fluidized bed units, and currently use lignite as the fuel source. TNMP also has a transmission line connecting these units to a major transmission grid in Texas. TNMP sells electricity from these units solely within Texas. Neither the claimant nor any of its subsidiaries own transmission lines that deliver or receive electricity at the border of Texas.

                  As described above, a portion of TNMP's Mountain Region serves southern New Mexico. Within New Mexico, TNMP is a regulated public utility engaged in the supply, transmission, distribution and sale of electric energy. TNMP owns transmission and distribution lines within New Mexico.


                  3. Certain information, for the calendar year 1998 with respect to claimant and its subsidiaries, is provided in the following chart:



(a)    MWH sold:
           Retail                               9,414,540
           Wholesale                              428,884
                                       ------------------
           Total                                9,843,424
                                       ==================

TNP Enterprises, Inc. and Texas-New Mexico Power Company are incorporated in the State of Texas.

(b) MWH sold at retail in (a) above include 1,677,877 MWH sold in New Mexico.

(c) MWH sold at wholesale in (a) above include 6,049 MWH sold in New Mexico.

(d)    MWH purchased:
           Texas                                6,459,989
           New Mexico                           1,796,868
                                       ------------------
           Total                                8,256,857
                                       ==================

                  4. Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an Exempt Wholesale Generator or a foreign utility company.

                  Exhibit A. A consolidating statement of operations of the claimant and its subsidiaries for the last calendar year 1998, together with a consolidating balance sheet and consolidating statements of retained earnings of claimant and its subsidiaries as of the close of the 1998 calendar year, are presented.

                  Exhibit B. A Financial Data Schedule for the period ended December 31, 1998, including Item Nos. 1, 2, and 3.

         The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 24th day of February, 1999.

                                                 Texas-New Mexico Power Company


                                               By     /s/ M. S. Cheema
                                                 ------------------------------
Corporate Seal                                   M. S. Cheema
Attest:                                          Sr. Vice President -
                                                 Chief Financial Officer


      /s/ Paul W. Talbot
----------------------------------
Paul W. Talbot, Secretary

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:

                            Paul W. Talbot, Secretary
                         Texas-New Mexico Power Company
                                 P. O. Box 2943,
                             Fort Worth, Texas 76113

                                                                                                                          Exhibit A

                 TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES
              (a wholly owned subsidiary of TNP Enterprises, Inc.)
                    CONSOLIDATING STATEMENTS OF INCOME (LOSS)
                      For the Year Ended December 31, 1998
                             (Amounts in Thousands)


                                                                                                                  Texas-New
                                          Texas-New          Texas           Texas                               Mexico Power
                                        Mexico Power      Generating      Generating        Consolidating          Company
                                          Company           Company       Company II           Entries           Consolidated
                                       -----------------------------------------------------------------------------------------
OPERATING REVENUES                       $   586,445       $   4,278      $      5,561      $        (9,839)     $      586,445
                                       --------------    ------------   ---------------   ------------------   -----------------
OPERATING EXPENSES:
    Purchased power and fuel                 316,911                                                                    316,911
    Other operating and maintenance          101,010                                                 (9,839)             91,171
    Depreciation of utility plant             28,215           4,278             5,561                                   38,054
    Taxes other than income taxes             36,298                                                                     36,298
    Income taxes                              16,767              97                (1)                                  16,863
                                       --------------    ------------   ---------------   ------------------   -----------------
       Total  Operating  Expenses            499,201           4,375             5,560               (9,839)            499,297
                                       --------------    ------------   ---------------   ------------------   -----------------

NET OPERATING INCOME (LOSS)                   87,244             (97)                1                    -              87,148
                                       --------------    ------------   ---------------   ------------------   -----------------
OTHER INCOME (LOSS):
    Other income and deductions, net             850               9                 9                   84                 952
    Income  taxes                                (46)             (3)               (3)                                     (52)
                                       --------------    ------------   ---------------   ------------------   -----------------
       Other income (loss),
       net of taxes                              804               6                 6                   84                 900
                                       --------------    ------------   ---------------   ------------------   -----------------
INCOME (LOSS) BEFORE INTEREST
    CHARGES                                   88,048             (91)                7                   84              88,048
Interest charges                              53,727                                                                     53,727
                                       --------------    ------------   ---------------   ------------------   -----------------
NET INCOME (LOSS)                             34,321             (91)                7                   84              34,321
Dividends  on  preferred  stock                  150                                                                        150
                                       --------------    ------------   ---------------   ------------------   -----------------
INCOME (LOSS) APPLICABLE TO
    COMMON STOCK                         $    34,171       $     (91)     $          7      $            84      $       34,171
                                       ==============    ============   ===============   ==================   =================



                                                                                                                        Exhibit A
                 TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES
              (a wholly owned subsidiary of TNP Enterprises, Inc.)
                  CONSOLIDATING STATEMENTS OF RETAINED EARNINGS
                      For the Year Ended December 31, 1998
                             (Amounts in Thousands)
                                                                                                                     Texas-New
                                       Texas-New            Texas              Texas                                Mexico Power
                                     Mexico Power        Generating         Generating         Consolidating          Company
                                       Company             Company          Company II             Entries          Consolidated
                                   ---------------    ----------------   ------------------   ------------------   ----------------
BALANCE AT DECEMBER 31, 1997         $      64,768      $      (54,775)    $        (25,158)    $         79,933     $       64,768
    Net income (loss)                       34,321                 (91)                   7                   84             34,321
    Dividends on preferred stock              (150)                                                                            (150)
    Dividends on common stock              (19,099)                                                                         (19,099)
                                   ---------------    ----------------   ------------------   ------------------   ----------------
BALANCE AT DECEMBER 31, 1998         $      79,840      $      (54,866)    $        (25,151)    $         80,017     $       79,840
                                   ===============    ================   ==================   ==================   ================

                                                                                                                          Exhibit A
                 TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES
              (a wholly owned subsidiary of TNP Enterprises, Inc.)
                           CONSOLIDATING BALANCE SHEET
                                December 31, 1998
                             (Amounts in Thousands)
                                                                                                                     Texas-New
                                                  Texas-New          Texas           Texas                          Mexico Power
                                                Mexico Power      Generating       Generating        Consolidating    Company
                                                  Company           Company        Company II         Entries       Consolidated
                                                --------------  --------------   ---------------   --------------   --------------
ASSETS
UTILITY PLANT                                     $    883,643    $    170,000     $     212,750     $          -     $  1,266,393
Less:  accumulated depreciation                        267,590          35,802            40,170                           343,562
                                                --------------  --------------   ---------------   --------------   --------------
    Net Utility Plant                                  616,053         134,198           172,580                -          922,831
                                                --------------  --------------   ---------------   --------------   --------------

INVESTMENT IN SUBSIDIARY COMPANIES                     (79,997)                                             79,997               -
TNP ONE REPLACEMENT NOTES                              417,750                                            (417,750)              -
OTHER PROPERTY AND INVESTMENTS, at cost                  2,116                                                               2,116
CURRENT ASSETS:
    Cash and cash equivalents                            7,609             193              175                              7,977
    Accounts receivable                                110,398          39,400          148,441           (297,316)            923
    Other  current assets                                9,337                                                               9,337
    Deferred purchased power and fuel costs              1,676                                                               1,676
                                                --------------  --------------   --------------   ----------------  --------------
      Total current assets                             129,020          39,593          148,616           (297,316)         19,913
                                                --------------  --------------   --------------   ----------------  --------------
DEFERRED CHARGES                                        28,706                                                              28,706
                                                --------------  --------------   --------------   ----------------  --------------
                                                  $  1,113,648    $    173,791     $    321,196     $     (635,069)   $    973,566
                                                ==============  ==============   ==============   ================  ==============

CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
    Common shareholder's equity:
      Common  stock                               $        107    $         10    $           10     $        (20)    $        107
      Capital in excess of par value                   222,149                                                             222,149
      Retained  earnings                                79,840         (54,866)          (25,151)          80,017           79,840
                                                --------------  -------------   ----------------   --------------   --------------
        Total common shareholder's equity              302,096         (54,856)          (25,141)          79,997          302,096
    Redeemable cumulative preferred stock                3,060                                                               3,060
    Long-term debt, less current maturities            450,000         205,000           212,750         (417,750)         450,000
                                                --------------  --------------   ---------------   --------------   --------------
      Total capitalization                             755,156         150,144           187,609         (337,753)         755,156
                                                --------------  --------------   ---------------   --------------   --------------
CURRENT LIABILITIES:
    Current maturities of long-term debt                     -                                                                   -
    Accounts payable                                   127,252          50,599           146,353         (297,316)          26,888
    Other current  liabilities                         135,420         (45,438)          (32,224)                           57,758
                                                --------------  --------------   ---------------   --------------   --------------
      Total current liabilities                        262,672           5,161           114,129         (297,316)          84,646
                                                --------------  --------------   ---------------   --------------   --------------
REGULATORY TAX LIABILITIES                               1,778            (537)             (284)                              957
ACCUMULATED DEFERRED INCOME TAXES                       54,613          19,023            19,742                            93,378
ACCUMULATED DEFERRED ITC                                22,729                                                              22,729
DEFERRED CREDITS                                        16,700                                                              16,700
                                                --------------  --------------   ---------------   --------------     ------------
                                                  $  1,113,648    $    173,791     $     321,196     $   (635,069)      $  973,566
                                                ==============  ==============   ===============   ==============     ============